CONTACT:
MEDIA: Shelley Maclean
 (613) 592-3400, ext. 2414 shelley.maclean@mdsinc.com
INVESTORS: Kim Lee
                       (416) 213-4721 kim.lee@mdsinc.com
For Immediate Release:

MDS Nordion Provides Update
on AECL’s Medical Isotope Supply Disruption

OTTAWA, CANADA, May 19, 2009 – MDS Nordion, a leading provider of medical isotopes and radiopharmaceuticals, has received information from its primary supplier, Atomic Energy of Canada Limited (AECL), regarding an interruption in the supply of medical isotopes, primarily molybdenum-99 (Mo-99) used  in the manufacturing of technetium-99m generators.

AECL has advised MDS Nordion that they anticipate the National Research Universal reactor (NRU) will remain out of service for more than one month.  According to a press release issued by AECL on May 18, 2009, the shutdown is a result of a heavy water leak that has been identified at the base of the reactor vessel. AECL has indicated that repair options are currently under consideration.

MDS Nordion expects the impact of this shutdown to begin to be felt this week.  The NRU produces approximately 30%-40% of the world’s medical isotopes and approximately 50% of those used in North America, and is one of only four reactors in the world with the capacity to produce significant commercial quantities.  While MDS Nordion is working closely with its supply network to source additional isotopes, based on AECL’s information and global supply capability, the Company expects that the medical community and their patients will experience a significant shortage of isotopes worldwide.

MDS Nordion recognizes the important role medical isotopes play in the diagnosis and treatment of life-threatening conditions such as heart disease and cancer.  The Company continues to work to secure a reliable, long-term supply of medical isotopes.  In 1996, MDS Nordion contracted for AECL to complete and commission the MAPLE reactors, which were meant to replace the NRU.  This project was unilaterally discontinued in May 2008 by the federal government and AECL.  MDS Inc.’s investment in the MAPLE project was approximately US$350 million.  MDS believes that the completion of the MAPLE project is the best alternative to provide long-term global isotope supply.

In addition to MAPLE, MDS Nordion is examining longer-term supply alternatives.  One such program is MDS Nordion’s recently announced collaboration with TRIUMF, Canada’s national laboratory for particle and nuclear physics, to study the feasibility of producing a viable and reliable supply of photo fission-based
Mo-99.

Based on this latest update from AECL, MDS Inc. expects the financial impact of this extended interruption to reduce MDS Nordion’s adjusted EBITDA by approximately US$4 million per month.

More Information
Additional background pertaining to today’s announcement can be found on MDS Inc.’s Website at http://www.mdsinc.com/for_media/electronic_media_kit.asp

About MDS Nordion
MDS Nordion, a business unit of MDS Inc., is a global leader in providing medical isotopes for molecular and diagnostic imaging, radiotherapeutics and sterilization technologies for medical products that benefit the lives of millions of people in more than 50 countries around the world. MDS Nordion products and services are used on a daily basis by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. Find out more at www.mdsnordion.com

About MDS
MDS Inc. (TSX: MDS; NYSE: MDZ) is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs, and the diagnosis and treatment of disease. We are a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments. MDS has more than 5,000 highly skilled people in 29 countries. Find out more at www.mdsinc.com or by calling 1-888-MDS-7222, 24 hours a day.

Forward-Looking StatementsForward-Looking Statement
This document contains forward-looking statements. Some forward-looking statements may be identified by words like “expects”, “anticipates”, “plans”, “intends”, “indicates”, “targeted” or similar expressions. The statements are not a guarantee of future impact or performance and are inherently subject to risks and uncertainties. The actual impact to the Company of the  maintenance shutdown could differ materially from that currently anticipated due to a number of factors, including, the actual timing of a return to full production and other risk factors identified in other documents filed by the Company with Canadian and U.S. securities regulatory authorities from time to time.

SOURCE: MDS Nordion